UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.______)*

Auxilio, Inc.
   (Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

05334N105
(CUSIP Number)

Auxilio, Inc.
26300 La Alameda, Suite 100, Mission Viejo, CA 92691
(949) 614-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05334N105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Leonard
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,240,000 (1)(2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,240,000 (1)(2)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,000(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.1% (3)
14	Type of Reporting Person (See Instructions) IN(1)
(1) Shares are held of record jointly by William Leonard and his spouse, Judith Leonard, however William Leonard has sole dispositive and voting power with respect to such shares.
(2) Includes shares which may be issued upon the conversion of a convertible promissory note and exercise of a warrant.  See Item 4 below.
(3) See Item 4 below.

CUSIP No. 05334N105

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share, of Auxilio, Inc., a Nevada corporation (the “Company” or the “Issuer”), with its principal executive offices at 26300 La Alameda, Suite 100, Mission Viejo, CA 92691.

Item 2.  Identity and Background

(a)
This Schedule 13D is filed by and on behalf of William Leonard (“Leonard” or the “Reporting Person”).  The Reporting Person was appointed as a director of the Issuer on May 16, 2013, and therefore is no longer eligible to file a Schedule 13G.

(b)	The Reporting Person’s business address is c/o Auxilio, Inc., 26300 La Alameda, Suite 100, Mission Viejo, CA 92691.

(c)	The Reporting Person’s principal occupation or employment is Chairman/Partner for Prestige Office Coffee Services, which has its principal business address at 505 S. Raymond Ave, Fullerton, CA 92381.

(d)	Leonard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Leonard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Leonard been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Leonard is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Leonard purchased 1,000,000 shares of the Issuer’s common stock for $1.00 per share using personal funds.  Mr. Leonard also holds a $200,000 promissory note which is convertible into 200,000 shares of the Issuer’s common stock, which was purchased with personal funds.  For Mr. Leonard’s participation in the private placement of the aforementioned convertible promissory note, Mr. Leonard was granted a warrant to purchase 40,000 shares of the Issuer’s common stock.

Item 4.  Purpose of Transaction

The Reporting Person holds the shares of common stock of the Company as reported herein for the purpose of investment.

On May 16, 2013, the Reporting Person was granted an option to purchase 25,000 shares of the Company’s common stock for an exercise price of $0.94 per share.  The option vests in three equal annual installments on the anniversary date of the option grant, beginning on May 16, 2014.

The Reporting Person may, from time to time and for his own account, increase or decrease his beneficial ownership of common stock or other securities of the Company.  The Reporting Person has not reached any decision with respect to any such possible actions.  If the Reporting Person does increase or decrease his beneficial ownership of common stock or other securities of the Company, he will timely file an appropriate amendment to this Schedule 13D.  Other than as described above, the Reporting Person does not have any plans or proposals which relate or would result in:

CUSIP No. 05334N105

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)
Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person beneficially owns 1,240,000 shares of the Issuer’s common stock representing approximately 6.1% of the outstanding shares of the Issuer’s common stock.  The percentage was calculated based on 20,394,202 shares of the Issuer’s common stock, as follows: (i) 20,154,202 shares of the Issuer’s common stock outstanding on May 16, 2013; and (ii) 240,000 shares of the Issuer’s common stock underlying a convertible promissory note and warrant and convertible or exercisable within 60 days of the filing date of this Schedule 13D.

(b)	The Reporting Person has sole voting and sole dispositive power over such shares. No other person shares any voting or dispositive power of such shares.

(c)	Other than the transactions described in Item 3 above and Item 6 below, the Reporting Person has not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)	No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 16, 2013, the Reporting Person was granted an option to purchase 25,000 shares of the Company’s common stock for an exercise price of $0.94 per share.  The option vests in three equal annual installments on the anniversary date of the option grant, beginning on May 16, 2014.  No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

CUSIP No. 05334N105

Item 7. Material to Be Filed as Exhibits

Forms of the aforementioned convertible promissory note and warrant were filed as Exhibits 10.1 and 10.2, respectively, to the Issuer’s Form 8-K filed with the SEC on August 3, 2011. A form of the aforementioned stock option grant agreement was filed as Exhibit 4.4 to the Issuer’s Registration Statement on Form S-8 filed with the SEC on August 24, 2011.  The foregoing documents are hereby incorporated by reference to this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2013	/s/ William Leonard
Date	Signature
By: Paul Anthony, Attorney-in-Fact Pursuant to Power of Attorney dated December 18, 2012 previously filed with the Securities and Exchange Commission as Exhibit 24.1 to Schedule 13G filed on December 27, 2012 on behalf of William Leonard, which Power of Attorney is incorporated by reference).